Filed by Beneficial Bancorp, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Beneficial Mutual Bancorp, Inc.

Commission File No. 001-33476

FOR IMMEDIATE RELEASE

DATE:	December 2, 2014
CONTACT:	Gerard P. Cuddy President and Chief Executive Officer
PHONE:	(215) 864-6000

BENEFICIAL BANCORP, INC. ANNOUNCES COMPLETION OF

SUBSCRIPTION AND COMMUNITY OFFERINGS

Philadelphia, Pennsylvania, December 2, 2014 — Beneficial Mutual Bancorp, Inc. (the “Company”) (NasdaqGS: BNCL), announced today that Beneficial Bancorp, Inc. (“Beneficial Bancorp”), a Maryland corporation that is the proposed successor holding company for Beneficial Bank, concluded its subscription and community offerings on November 29, 2014.

Total subscriptions received were between the minimum and midpoint of the offering range. Based on these results, Beneficial Bancorp will not conduct a firm commitment public offering. The completion of the conversion and offering remains subject to the approval of the depositors of Beneficial Bank and the shareholders of the Company at their respective special meetings to be held on December 15, 2014, as well as customary regulatory approvals and closing conditions. Subject to receipt of those approvals, the Company anticipates closing the conversion and offering in mid- to late December 2014.

About Beneficial Mutual Bancorp

Beneficial Mutual Bancorp is a community-based, diversified financial services company providing consumer and commercial banking services. Its principal subsidiary, Beneficial Bank, has served individuals and businesses in the Delaware Valley area since 1853. Beneficial Bank is the oldest and largest bank headquartered in Philadelphia, Pennsylvania, with 58 offices in the greater Philadelphia and South New Jersey regions. Insurance services are offered through Beneficial Insurance Services, LLC and wealth management services are offered through Beneficial Advisors, LLC, both wholly owned subsidiaries of Beneficial Bank. For more information about Beneficial Bank and the Company, please visit www.thebeneficial.com.

Forward-Looking Statements

This press release contains certain forward-looking statements about the conversion and reorganization. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and the offering, a failure to receive one or more of the necessary approvals referenced above, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which the Company is engaged.

Additional Information

This release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer is made only by the prospectus when accompanied by a stock order form. The shares of common stock of Beneficial Bancorp are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Beneficial Bancorp has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Shareholders of the Company are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the Securities and Exchange Commission by Beneficial Bancorp free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, documents filed with the Securities and Exchange Commission by Beneficial Bancorp are available free of charge from the Corporate Secretary of Beneficial Bancorp at Beneficial Bank Place, 1818 Market Street, Philadelphia, Pennsylvania 19103. The directors, executive officers, and certain other members of management and employees of Beneficial Bancorp are participating in the solicitation of proxies in favor of the conversion from the shareholders of the Company. Information about the directors and executive officers of Beneficial Bancorp is included in the proxy statement/prospectus filed with the Securities and Exchange Commission.